Appendix 99.5
ATS Reports Second Quarter Fiscal 2025 Results

11/06/2024

Cambridge, ON / BUSINESS WIRE / ATS Corporation (TSX and NYSE: ATS) ("ATS" or the "Company") today reported its financial results for the three and six months ended September 29, 2024. All references to "$" or "dollars" in this news release are to Canadian dollars unless otherwise indicated.

Second quarter highlights:
•Revenues decreased 16.7% year over year to $612.8 million.
•Net loss was $0.9 million compared to net income of $50.7 million a year ago.
•Basic earnings (loss) per share were (1) cent, compared to 51 cents a year ago.
•Adjusted EBITDA1 was $78.3 million compared to $116.2 million a year ago.
•Adjusted basic earnings per share1 were 25 cents compared to 63 cents a year ago.
•Order Bookings2 were $742 million, flat year over year.
•Order Backlog2 was $1,824 million at the end of the quarter.

"Today ATS reported second quarter results for fiscal '25. Financial results were mixed, given lower transportation revenues, offset by solid execution across the majority of our businesses, most notably in life sciences where we are driving profitable growth both organically and through acquisition. We also had the highest quarterly bookings in company history for our life sciences business," said Andrew Hider, Chief Executive Officer. "As expected, overall revenues were lower as a result of the anticipated reduction in transportation revenues due to shifting customer investment trends in North American electric vehicle production. As planned, we took action to lower our cost structure to address this market dynamic."

The Company also provided an update on its large electric vehicle ("EV") projects (see "Update on Large EV Customer Projects").

Year-to-date highlights:
•Revenues decreased 12.2% year over year to $1,307.1 million.
•Net Income decreased 65.1% year over year to $34.4 million.
•Basic earnings per share decreased 65.7% year over year to $0.35.
•Adjusted EBITDA1 decreased 21.7% year over year to $184.3 million.
•Adjusted basic earnings per share1 decreased 43.2% year over year to $0.75.
•Order Bookings1 were $1,559 million, compared to $1,432 million a year ago.

Mr. Hider added: "During the quarter, we completed the acquisitions of Paxiom and Heidolph, further diversifying our offerings across market verticals. Our teams remain focused on disciplined execution of strategy for value creation, supported by our ABM."

1 Non-IFRS measure: see “Notice to Reader: Non-IFRS and Other Financial Measures”.
2 Supplementary financial measure: see “Notice to Reader: Non-IFRS and Other Financial Measures”.

Financial results
(In millions of dollars, except per share and margin data)

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Variance	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023	Variance
Revenues	$612.8	$735.7	(16.7)%	$1,307.1	$1,489.4	(12.2)%
Net income (loss)	$(0.9)	$50.7	(101.8)%	$34.4	$98.5	(65.1)%
Adjusted earnings from operations[1]	$56.5	$98.3	(42.5)%	$142.6	$200.4	(28.8)%
Adjusted earnings from operations margin[2]	9.2%	13.4%	(414)bps	10.9%	13.5%	(255)bps
Adjusted EBITDA[1]	$78.3	$116.2	(32.6)%	$184.3	$235.4	(21.7)%
Adjusted EBITDA margin[2]	12.8%	15.8%	(302)bps	14.1%	15.8%	(171)bps
Basic earnings (loss) per share	$(0.01)	$0.51	(102.0)%	$0.35	$1.02	(65.7)%
Adjusted basic earnings per share[1]	$0.25	$0.63	(60.3)%	$0.75	$1.32	(43.2)%
Order Bookings[3]	$742	$742	—%	$1,559	$1,432	8.9%

As At	September 29 2024	October 1 2023	Variance
Order Backlog[3]	$1,824	$2,016	(9.5)%
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures."
2Non-IFRS ratio - See "Non-IFRS and Other Financial Measures."
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures."

Recent Acquisitions
On July 24, 2024, the Company acquired Paxiom Group ("Paxiom"). With headquarters in Montreal, Canada, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. Paxiom's product line is expected to complement ATS’ packaging and food technology businesses and allow ATS to offer complete packaging and end-of-line solutions. The total purchase price paid in the second quarter of fiscal 2025 was $148.7 million.

On August 30, 2024, the Company acquired all material assets of Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries, with headquarters in Schwabach, Germany and facilities in the United States, South Korea and China. The purchase price paid in the second quarter of fiscal 2025 was $45.1 million ($30.3 million Euros).

Second quarter summary
Second quarter of fiscal 2025 revenues were 16.7% or $122.9 million lower than in the corresponding period a year ago. This performance primarily reflected the year-over-year decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $173.1 million or 23.5%, partially offset by increased revenues earned by acquired companies of $40.8 million, which included $25.7 million from Avidity Science, LLC ("Avidity") and $9.1 million from Paxiom. Revenues generated from construction contracts decreased 33.8% or $162.2 million from the prior period due to lower Order Backlog entering the period, primarily within the transportation market which included several large electric vehicle ("EV") Order Bookings a year ago. Revenues from services increased 9.0% or $13.4 million due to revenues earned by acquired companies of $7.9 million, in addition to organic revenue growth and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 24.2% or $25.9 million primarily due revenues earned by acquired companies of $26.4 million, most notably from Avidity.

By market, revenues generated in life sciences increased $58.9 million or 20.2% year over year. This was primarily due to contributions from acquisitions totalling $31.7 million, notably from Avidity, and organic revenue growth on higher Order Backlog entering the quarter. Revenues in transportation decreased $183.0 million or 72.6% year over year, due to lower Order Backlog entering the quarter, as the prior year included several large EV projects. Revenues generated in food & beverage decreased $15.9 million or 14.5% from the corresponding period last year due to timing of program execution, partially offset by contributions from acquisitions of $9.1 million. Revenues generated in consumer products increased $9.0 million or 14.0% year over year due to higher Order Backlog entering the quarter. Revenues in energy increased $8.1 million or 45.8% due to higher Order Backlog entering the quarter.

Net loss for the second quarter of fiscal 2025 was $0.9 million ((1) cent per share basic), compared to net income of $50.7 million (51 cents per share basic) for the second quarter of fiscal 2024. The decrease primarily reflected lower revenues, higher selling, general and administrative ("SG&A") expenses, and restructuring charges in the period, partially offset by increased margins. Adjusted basic earnings per share were 25 cents compared to 63 cents in the second quarter of fiscal 2024 (adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures").

Depreciation and amortization expense was $39.2 million in the second quarter of fiscal 2025, compared to $34.0 million a year ago; the increase primarily relates to incremental depreciation and amortization expense from recently acquired companies.
EBITDA was $61.4 million (10.0% EBITDA margin) in the second quarter of fiscal 2025 compared to $117.0 million (15.9% EBITDA margin) in the second quarter of fiscal 2024. EBITDA for the second quarter of fiscal 2025 included $17.1 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.8 million of acquisition-related fair value adjustments to acquired inventories, and a $1.9 million recovery of stock-based compensation expenses due to revaluation. EBITDA for the corresponding period in the prior year included $1.2 million of incremental costs related to acquisition activity, and a $2.0 million recovery of stock-based compensation revaluation expenses. Excluding these costs, adjusted EBITDA was $78.3 million (12.8% adjusted EBITDA margin), compared to $116.2 million (15.8% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA reflected lower revenues and increased SG&A expenses, partially offset by increased gross margin profitability. EBITDA and adjusted EBITDA are non-IFRS financial measures, and EBITDA margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Order Backlog Continuity
(In millions of dollars)

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Opening Order Backlog	$1,882	$2,023	$1,793	$2,153
Revenues	(613)	(736)	(1,307)	(1,489)
Order Bookings	742	742	1,559	1,432
Order Backlog adjustments[1,2]	(187)	(13)	(221)	(80)
Total	$1,824	$2,016	$1,824	$2,016
1.Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom in the three and six months ended September 29, 2024), foreign exchange adjustments, scope changes and cancellations.
2.See "Update on Large EV Customer Projects."

Order Bookings
Second quarter of fiscal 2025 Order Bookings were $742 million, unchanged from the prior period, comprised of a decrease of 10.4% in organic Order Bookings growth, offset by 8.7% of growth from acquired companies and 1.7% from foreign exchange translation. Order Bookings from acquired companies totalled $64.5 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to organic growth, along with $57.8 million of contributions from acquired companies, including $48.5 million from Avidity. Order Bookings in transportation decreased compared to the prior-year period, as expected, reflecting reduced investment in EV production by North American transportation customers as they respond to dynamics in their markets. Order Bookings in food & beverage decreased from the prior period due to timing of customer projects, partially offset by contributions from acquired companies of $6.7 million. Order Bookings in consumer products increased from the prior period primarily due to the timing of customer projects. Order Bookings in energy decreased compared to the prior-year period primarily due to a grid battery program order included in the prior year.
Trailing twelve month book-to-bill ratio at September 29, 2024 was 1.06:1. Book-to-bill ratio, Order Bookings and organic Order Bookings growth are supplementary financial measures — see "Non-IFRS and Other Financial Measures".

Backlog
At September 29, 2024, Order Backlog was $1,824 million, 9.5% lower than at October 1, 2023, primarily on account of lower Order Backlog within the transportation market which included several large EV Order Bookings a year ago.

Outlook
The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to see opportunities with both new and existing customers, including those who produce auto-injectors and wearable devices for diabetes and obesity treatments, contact lenses and pre-filled syringes, automated pharmacy solutions, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. In transportation, the funnel consists of smaller opportunities relative to the size of the Order Bookings received throughout fiscal years 2023 and 2024 as North American industry participants continue to moderate new capacity investment to match end market demand and reduce platform costs. See

"Update on Large EV Customer Projects" below. Funnel activity in food & beverage remains strong. The Company continues to benefit from strong brand recognition within the global tomato processing, other soft fruits processing and vegetable processing industries, and there is continued interest in automated solutions within the food & beverage market more broadly. Funnel activity in consumer products is stable; inflationary pressures continue to have an effect on discretionary spending by consumers, which may impact timing of some customer investments. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage.

Funnel growth in markets where environmental, social and governance requirements are an increasing focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $1,824 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company’s Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the third quarter of fiscal 2025, management expects to generate revenues in the range of $620 million to $680 million. While this range has previously been presented as a percentage of Order Backlog expected to be converted to revenue, it is now being presented on a revenue dollar basis. This estimate is calculated each quarter based on management’s assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. In the short-term, management expects lower transportation revenues to continue to negatively impact margins, until reorganization actions are fully implemented.

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases, price and lead-time volatility have and may continue to disrupt the timing and progress of the Company’s margin expansion efforts and affect revenue recognition. Over time, sustaining management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing of customer decisions on larger opportunities is expected to cause variability in Order Bookings from quarter to quarter. Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company’s offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles.

In the short term, except for the delays related to working capital noted in "Update on Large EV Customer Projects," ATS anticipates improvements in non-cash working capital in other parts of the business by the end of the fiscal year. Over the long-term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company’s long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Update on Large EV Customer Projects
In the fourth quarter of fiscal 2024, management reported that approximately $150 million of Order Backlog with one of the Company's EV customers remained delayed. In light of the continuing market conditions with respect to reduced EV sales growth, there continues to be uncertainty as to if or when this portion of the program will restart. In light of this uncertainty, the Company has removed the amount from Order Backlog.

In addition, as disclosed in management's discussion and analysis for the first quarter of fiscal 2025 (the "Q1F25 MD&A"), due to the size and timing of milestone payments for certain large EV programs, the Company could still see its non-cash working capital remain elevated until these milestone payments are received. Management has been, and continues to be, engaged in discussions with the particular customer of these large EV programs with respect to outstanding payments owed and completing the commissioning of these projects in order to receive final milestone payments. The systems comprising the projects are operating and producing products for the customer, and where the Company has completed its commissioning procedures, the systems have met or exceeded expectations, including with respect to production capacity. While these discussions are continuing, and management is making good faith efforts to resolve disagreements with the customer so that the Company can re-commence commissioning procedures, subsequent to the end of the second fiscal quarter these discussions have become more challenging. Although the Company is continuing its efforts to resolve disagreements with the customer, the Company is prepared to consider all legal avenues available to it, including dispute resolution mechanisms and litigation, if necessary (see "Risk Factors").

The Company has outstanding and overdue accounts receivable of approximately $155 million from this customer and approximately $170 million of contract assets reflecting work completed and remaining to be invoiced. The Company believes that it has fulfilled its obligations under the contracts with this customer and that it is owed these amounts for work completed, as reflected on its statement of financial position in the second quarter of fiscal 2025 interim condensed consolidated financial statements.

In light of recent developments, including the continuing market trends in North America with respect to EV sales, and as previously disclosed, management continues to expect that transportation will be a smaller portion of ATS' overall business going forward. The Company has been implementing its previously disclosed reorganization efforts to reflect these expectations and, where possible, allocate resources to other markets where the Company has identified greater opportunities for continued growth.

Risk Factors
Risks applicable to ATS’ business operations are described in the Company’s AIF under "Risk Factors." The AIF is available on SEDAR+ at www.sedarplus.com and on the U.S. Securities Exchange Commission’s EDGAR at www.sec.gov. Such risks described in the AIF remain substantially unchanged. In addition, with respect to the "Update on Large EV Customer Projects" provided herein, the risks titled "Litigation Risk" and "Customer Concentration Risk" in the AIF specifically apply and are supplemented by an additional "Customer Disagreement Risk" in the Company's management's discussion and analysis for the second quarter of fiscal 2025 (the "Q2F25 MD&A") (see "Risk Factors" in the Q2F25 MD&A).

Quarterly Conference Call
ATS will host a conference call and webcast at 8:30 a.m. eastern on Wednesday, November 6, 2024 to discuss its quarterly results. The listen-only webcast can be accessed live at www.atsautomation.com. The conference call can be accessed live by dialing (888) 660-6652 or (646) 960-0554 five minutes prior. A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight November 13, 2024) by dialing (800) 770-2030 and using the access code 8782510.

About ATS
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:	For general media inquiries, contact:
David Galison	Matthew Robinson
Head of Investor Relations	Director, Corporate Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
dgalison@atsautomation.com	mrobinson@atsautomation.com

SOURCE: ATS Corporation

Consolidated Revenues
(In millions of dollars)

Revenues by type	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Revenues from construction contracts	$317.5	$479.7	$712.5	$988.6
Services rendered	162.5	149.1	333.7	291.4
Sale of goods	132.8	106.9	260.9	209.4
Total revenues	$612.8	$735.7	$1,307.1	$1,489.4

Revenues by market	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Life Sciences	$350.4	$291.5	$678.8	$576.4
Transportation	69.2	252.2	213.7	470.7
Food & Beverage	93.9	109.8	190.7	240.5
Consumer Products	73.5	64.5	161.2	148.2
Energy	25.8	17.7	62.7	53.6
Total revenues	$612.8	$735.7	$1,307.1	$1,489.4

Consolidated Operating Results
(In millions of dollars)

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Earnings from operations	$22.2	$83.0	$89.8	$162.1
Amortization of acquisition-related intangible assets	17.4	16.1	35.0	34.7
Acquisition-related transaction costs	0.9	1.2	2.2	1.3
Acquisition-related inventory fair value charges	0.8	—	1.7	—
Restructuring charges	17.1	—	17.1	—
Mark to market portion of stock-based compensation	(1.9)	(2.0)	(3.2)	2.3
Adjusted earnings from operations[1]	$56.5	$98.3	$142.6	$200.4
1Non-IFRS Financial Measure, See "Non-IFRS and Other Financial Measures"

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Earnings from operations	$22.2	$83.0	$89.8	$162.1
Depreciation and amortization	39.2	34.0	76.7	69.7
EBITDA[1]	$61.4	$117.0	$166.5	$231.8
Restructuring charges	17.1	—	17.1	—
Acquisition-related transaction costs	0.9	1.2	2.2	1.3
Acquisition-related inventory fair value charges	0.8	—	1.7	—
Mark to market portion of stock-based compensation	(1.9)	(2.0)	(3.2)	2.3
Adjusted EBITDA[1]	$78.3	$116.2	$184.3	$235.4
1Non-IFRS Financial Measure, See "Non-IFRS and Other Financial Measures"

Order Backlog by Market
(In millions of dollars)

As at	September 29, 2024	October 1, 2023
Life Sciences	$1,132	$857
Transportation	207	736
Food & Beverage	210	162
Consumer Products	166	152
Energy	109	109
Total	$1,824	$2,016

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Adjusted EBITDA	$78.3	$116.2	$184.3	$235.4
Less: restructuring charges	17.1	—	17.1	—
Less: acquisition-related transaction costs	0.9	1.2	2.2	1.3
Less: acquisition-related inventory fair value charges	0.8	—	1.7	—
Less: mark to market portion of stock-based compensation	(1.9)	(2.0)	(3.2)	2.3
EBITDA	$61.4	$117.0	$166.5	$231.8
Less: depreciation and amortization expense	39.2	34.0	76.7	69.7
Earnings from operations	$22.2	$83.0	$89.8	$162.1
Less: net finance costs	23.5	15.5	43.1	32.4
Less: provision (recovery) for income taxes	(0.4)	16.8	12.3	31.2
Net income (loss)	$(0.9)	$50.7	$34.4	$98.5

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended September 29, 2024					Three Months Ended October 1, 2023
	Earnings from operations	Finance costs	Recovery of income taxes	Net loss	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net loss	Basic EPS
Reported (IFRS)	$22.2	$(23.5)	$0.4	$(0.9)	$(0.01)	$83.0	$(15.5)	$(16.8)	$50.7	$0.51
Amortization of acquisition- related intangibles	17.4	—	—	17.4	0.18	16.1	—	—	16.1	0.17
Restructuring charges	17.1	—	—	17.1	0.17	—	—	—	—	—
Acquisition-related inventory fair value charges	0.8	—	—	0.8	0.01	—	—	—	—	—
Acquisition-related transaction costs	0.9	—	—	0.9	0.01	1.2	—	—	1.2	0.01
Mark to market portion of stock-based compensation	(1.9)	—	—	(1.9)	(0.02)	(2.0)	—	—	(2.0)	(0.02)
Tax effect of the above adjustments[1]	—	—	(9.0)	(9.0)	(0.09)	—	—	(3.8)	(3.8)	(0.04)
Adjusted (non-IFRS)	$56.5			$24.4	$0.25	$98.3			$62.2	$0.63
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

	Six Months Ended September 29, 2024					Six Months Ended October 1, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$89.8	$(43.1)	$(12.3)	$34.4	$0.35	$162.1	$(32.4)	$(31.2)	$98.5	$1.02
Amortization of acquisition- related intangibles	35.0	—	—	35.0	0.36	34.7	—	—	34.7	0.36
Restructuring charges	17.1	—	—	17.1	0.17	—	—	—	—	—
Acquisition-related fair value inventory charges	1.7	—	—	1.7	0.02	—	—	—	—	—
Acquisition-related transaction costs	2.2	—	—	2.2	0.02	1.3	—	—	1.3	0.01
Mark to market portion of stock-based compensation	(3.2)	—	—	(3.2)	(0.03)	2.3	—	—	2.3	0.03
Tax effect of the above adjustments[1]	—	—	(13.7)	(13.7)	(0.14)	—	—	(9.6)	(9.6)	(0.10)
Adjusted (non-IFRS)	$142.6			$73.5	$0.75	$200.4			$127.2	$1.32
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenue):

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Organic revenue	$562.6	$685.5	$1,220.7	$1,390.3
Revenues of acquired companies	40.8	14.5	70.8	29.8
Impact of foreign exchange rate changes	9.4	35.7	15.6	69.3
Total revenue	$612.8	$735.7	$1,307.1	$1,489.4
Organic revenue growth	(23.5)%		(18.0)%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	September 29 2024	March 31 2024
Accounts receivable	$595.3	$471.3
Income tax receivable	16.1	13.4
Contract assets	589.7	704.7
Inventories	342.4	295.9
Deposits, prepaids and other assets	99.9	98.2
Accounts payable and accrued liabilities	(531.7)	(604.5)
Income tax payable	(41.7)	(44.7)
Contract liabilities	(244.9)	(312.2)
Provisions	(40.0)	(36.0)
Non-cash working capital	$785.1	$586.1
Trailing six-month revenues annualized	$2,614.1	$3,087.0
Working capital %	30.0%	19.0%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	September 29 2024	March 31 2024
Cash and cash equivalents	$246.9	$170.2
Bank indebtedness	(17.3)	(4.1)
Current portion of lease liabilities	(31.4)	(27.6)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(96.9)	(83.8)
Long-term debt	(1,594.0)	(1,171.8)
Net Debt	$(1,492.9)	$(1,117.3)
Pro Forma Adjusted EBITDA (TTM)	$439.5	$485.3
Net Debt to Pro Forma Adjusted EBITDA	3.4x	2.3x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Cash flows provided by (used in) operating activities	$(44.8)	$8.5	$(80.2)	$(99.3)
Acquisition of property, plant and equipment	(8.1)	(15.9)	(15.2)	(34.5)
Acquisition of intangible assets	(8.7)	(5.9)	(17.5)	(10.3)
Free cash flow	$(61.6)	$(13.3)	$(112.9)	$(144.1)

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of deferred share units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Total stock-based compensation expense	$2.7	$3.7	$(4.3)	$4.7	$3.5	$10.0	$19.3	$9.9
Less: Mark to market portion of stock-based compensation	(1.9)	(1.3)	(8.5)	(0.6)	(2.0)	4.4	15.1	5.6
Base stock-based compensation expense	$4.6	$5.0	$4.2	$5.3	$5.5	$5.6	$4.2	$4.3

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
(In millions of dollars, except ratios)

As at	September 29, 2024	March 31, 2024
Cash and cash equivalents	$246.9	$170.2
Debt-to-equity ratio[1]	1.09:1	0.79:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended September 29, 2024	Three Months Ended October 1, 2023	Six Months Ended September 29, 2024	Six Months Ended October 1, 2023
Cash, beginning of period	$185.1	$123.5	$170.2	$159.9
Total cash provided by (used in):
Operating activities	(44.8)	8.5	(80.2)	(99.3)
Investing activities	(198.2)	(25.9)	(213.6)	(46.2)
Financing activities	301.1	80.9	366.3	173.3
Net foreign exchange difference	3.7	0.4	4.2	(0.3)
Cash, end of period	$246.9	$187.4	$246.9	$187.4

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	September 29 2024	March 31 2024
ASSETS
Current assets
Cash and cash equivalents	$246,937	$170,177
Accounts receivable	595,258	471,345
Income tax receivable	16,058	13,428
Contract assets	589,652	704,703
Inventories	342,400	295,880
Deposits, prepaids and other assets	99,920	98,161
	1,890,225	1,753,694
Non-current assets
Property, plant and equipment	313,737	296,977
Right-of-use assets	121,830	105,661
Other assets	15,968	18,416
Goodwill	1,333,483	1,228,600
Intangible assets	738,848	679,547
Deferred income tax assets	16,890	5,904
	2,540,756	2,335,105
Total assets	$4,430,981	$4,088,799
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$17,307	$4,060
Accounts payable and accrued liabilities	531,653	604,488
Income tax payable	41,669	44,732
Contract liabilities	244,850	312,204
Provisions	40,007	35,978
Current portion of lease liabilities	31,407	27,571
Current portion of long-term debt	171	176
	907,064	1,029,209
Non-current liabilities
Employee benefits	26,268	24,585
Long-term lease liabilities	96,945	83,808
Long-term debt	1,594,002	1,171,796
Deferred income tax liabilities	92,227	81,353
Other long-term liabilities	26,776	14,101
	1,836,218	1,375,643
Total liabilities	$2,743,282	$2,404,852

EQUITY
Share capital	$841,491	$865,897
Contributed surplus	32,717	26,119
Accumulated other comprehensive income	87,098	64,155
Retained earnings	722,838	724,495
Equity attributable to shareholders	1,684,144	1,680,666
Non-controlling interests	3,555	3,281
Total equity	1,687,699	1,683,947
Total liabilities and equity	$4,430,981	$4,088,799
Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income (Loss)
(in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended		Six months ended
	September 29 2024	October 1 2023	September 29 2024	October 1 2023

Revenues	$612,781	$735,716	$1,307,051	$1,489,365

Operating costs and expenses
Cost of revenues	432,509	527,298	920,132	1,068,223
Selling, general and administrative	138,329	121,940	273,660	245,624
Restructuring costs	17,075	—	17,075	—
Stock-based compensation	2,700	3,455	6,423	13,445

Earnings from operations	22,168	83,023	89,761	162,073

Net finance costs	23,534	15,462	43,052	32,408

Income (loss) before income taxes	(1,366)	67,561	46,709	129,665

Income tax expense (recovery)	(447)	16,818	12,301	31,198

Net income (loss)	$(919)	$50,743	$34,408	$98,467

Attributable to
Shareholders	$(887)	$50,665	$34,395	$98,228
Non-controlling interests	(32)	78	13	239
	$(919)	$50,743	$34,408	$98,467

Earnings (loss) per share attributable to shareholders
Basic	$(0.01)	$0.51	$0.35	$1.02
Diluted	$(0.01)	$0.51	$0.35	$1.01

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

	Three months ended		Six months ended
	September 29 2024	October 1 2023	September 29 2024	October 1 2023

Operating activities
Net income (loss)	$(919)	$50,743	$34,408	$98,467
Items not involving cash
Depreciation of property, plant and equipment	8,977	6,888	16,748	13,680
Amortization of right-of-use assets	8,322	7,235	16,404	14,352
Amortization of intangible assets	21,979	19,921	43,568	41,650
Deferred income taxes	(10,882)	9,683	(15,778)	(327)
Other items not involving cash	(1,261)	(1,871)	(1,061)	(562)
Stock-based compensation	3,223	3,106	6,626	5,103
Change in non-cash operating working capital	(74,280)	(87,212)	(181,154)	(271,666)
Cash flows provided by (used in) operating activities	$(44,841)	$8,493	$(80,239)	$(99,303)

Investing activities
Acquisition of property, plant and equipment	$(8,104)	$(15,905)	$(15,210)	$(34,471)
Acquisition of intangible assets	(8,717)	(5,896)	(17,526)	(10,305)
Business acquisitions, net of cash acquired	(181,669)	(4,511)	(181,669)	(9,659)
Proceeds from disposal of property, plant and equipment	268	397	785	8,255
Cash flows used in investing activities	$(198,222)	$(25,915)	$(213,620)	$(46,180)

Financing activities
Bank indebtedness	$7,657	$(389)	$13,056	$(2,873)
Repayment of long-term debt	(280,124)	(20,022)	(287,117)	(465,944)
Proceeds from long-term debt	595,854	131,889	714,518	315,984
Proceeds from exercise of stock options	27	229	87	1,179
Proceeds from U.S. initial public offering, net of issuance fees	—	(685)	—	362,072
Purchase of non-controlling interest	—	(208)	—	(208)
Repurchase of common shares	—	—	(44,983)	—
Acquisition of shares held in trust	(14,690)	(23,820)	(14,690)	(23,820)
Principal lease payments	(7,616)	(6,094)	(14,566)	(13,115)
Cash flows provided by financing activities	$301,108	$80,900	$366,305	$173,275
Effect of exchange rate changes on cash and cash equivalents	3,806	384	4,314	(277)
Increase in cash and cash equivalents	61,851	63,862	76,760	27,515
Cash and cash equivalents, beginning of period	185,086	123,520	170,177	159,867
Cash and cash equivalents, end of period	$246,937	$187,382	$246,937	$187,382
Supplemental information
Cash income taxes paid	$12,190	$13,925	$29,416	$25,716
Cash interest paid	$16,661	$11,820	$39,690	$34,138

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

Notice to Reader: Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", and "free cash flow", are non-IFRS financial measures, "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of revenues", and "net debt to pro forma adjusted EBITDA" are non-IFRS ratios, and "operating margin", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company’s consolidated statements of income as net income (loss) excluding income tax expense and net finance costs. Operating margin is an expression of the Company’s earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company’s EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management’s internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company’s adjusted earnings from operations as a percentage of revenues. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity’s adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period.

Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to revenue.

Following amendments to ATS’ RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and deferred share unit ("DSU") grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS’ common shares. Certain non-IFRS financial measures (EBITDA, adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company’s operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company’s ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business’ ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of revenues" to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company’s ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company’s ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income (loss), (ii) adjusted earnings from operations to net income (loss), (iii) adjusted net income to net income (loss), (iv) adjusted basic earnings (loss) per share to basic earnings per share (v) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three- and six-months ended September 29, 2024 and October 1, 2023 is contained in this document (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This document also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both September 29, 2024 and March 31, 2024 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and six-months ended September 29, 2024 and October 1, 2023 is also contained in this news release (see "Order Backlog Continuity").

Note to Readers: Forward-Looking Statements
This news release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; expectation on transportation revenues, including the expected decrease in demand for the Company's solutions in the EV space, and the allocation of resources to other markets; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the Company’s Order Backlog partially mitigating the impact of variable Order Bookings; rate of Order Backlog conversion to revenue; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company’s approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; collection of payments from customers, including milestone payments relating to certain large EV programs; expected benefits with respect to the Company’s efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers’ capital expenditure cycles; initiatives in furtherance of the Company’s goal of expanding its adjusted earnings from operations margin over the long term and potential impact of supply chain disruptions; the range of reoccurring revenues as a percentage of total revenues; expectation of realization of cost and revenue synergies from integration of acquired businesses; the closing and completion of any planned acquisitions as anticipated; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; planned reorganization activities, including the reorganization activity implemented to reflect the expected decrease in demand for the Company’s solutions in the EV space, and its ability to improve the cost structure of the Company, and to be reallocated to growth areas, and the expected timing and cost of the reorganization activities; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the strategic nature and size of electric vehicle programs; revenue growth in other markets and due to acquisitions to offset any reduced volumes from the electric vehicle program in fiscal 2025; expected capital expenditures for fiscal 2025; the uncertainty and potential impact on the Company’s business and operations due to the current macroeconomic environment including the impacts of infectious diseases or any epidemic or pandemic outbreak or resurgence, inflation, supply chain disruptions, interest rate changes, energy shortages, global price increases, events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry generally, and regional conflicts; the Company's potential consideration of any private dispute resolution process or litigation in connection with the existing disagreement with an EV customer; and the Company’s belief with respect to the outcome or impact of any lawsuits, claims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to customer disagreements, and in particular, the risk of failing to reach a satisfactory resolution with respect to the current disagreement with one of the Company’s EV customers and the risk that any proceedings with that EV customer will be concluded in a manner that is adverse to the Company; the risk that the Company will be unsuccessful in collecting the outstanding payments owed and in completing the commissioning of certain large EV programs; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order

Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to expand adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers’ expenditure cycles; that reoccurring revenues are not in the expected range; that planned acquisitions are not closed as anticipated or at all; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company or that the investment is not reallocated to growth areas, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS’ shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2024, which are available on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; initiatives in furtherance of the Company’s goal of expanding its adjusted earnings from operations margin over the long term; potential impact of supply chain disruptions; the anticipated growth in the life sciences, food & beverage, consumer products, and energy markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company’s ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company’s competitive position in the industry; the Company’s ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company’s customers; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence.

Forward-looking statements included in this news release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included in this news release may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS’ prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management’s assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. Such assumptions are based on management’s assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management’s current expectations and plans for the future as of the date hereof. The actual results of ATS’ operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.